Management's Discussion and Analysis of Financial Condition and Results of Operations

(in thousands of dollars, except per unit amounts)
For the three-month period ended March 31, 2007

Primaris Retail Real Estate Investment Trust (the "REIT") has prepared the following discussion and analysis of financial condition and results of operations ("MD&A"), which should be read in conjunction with the unaudited interim financial statements and the accompanying notes prepared for the three-month periods ended March 31, 2007 and 2006.

The MD&A is dated May 3, 2007. Disclosure contained in this document is current to that date, unless otherwise noted.

The REIT was formed to own, manage, lease and develop retail properties, primarily in Canada. These properties are typically mid-market retail centres in major cities or major retail centres in secondary cities. The portfolio's focus to date has been predominantly enclosed malls. While this will remain the primary focus, future acquisitions could include other formats of retail real estate.

Forward-Looking Information

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, the REIT's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements.

Examples of such information include, but are not limited to, factors relating to the business, financial position of the REIT, operations and redevelopments including volatility of capital markets, consumer spending, retail leasing demand, strength of the retail sector, price volatility of construction costs, availability of construction labour and timing of regulatory and contractual approvals for developments.

Although the forward-looking statements contained in this document are based on what management of the REIT believes are reasonable assumptions, forward-looking statements involve significant risks and uncertainties. They should not be read as guarantees of future performance or results and will not necessarily be an accurate indicator of whether or not such results will be achieved. Readers are cautioned not to place undue reliance on forward looking statements as a number of factors could cause actual future results to differ from targets, expectations or estimates expressed in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, economic, competitive and commercial real estate conditions, unplanned compliance-related expenses, uninsured property losses and tenant-related risks.

Non-GAAP Measures

Funds from operations ("FFO"), distributable income ("DI"), net operating income ("NOI") and earnings before interest, taxes, depreciation and amortization ("EBITDA") are widely used supplemental measures of a Canadian real estate investment trust's performance and are not defined under Canadian generally accepted accounting principles ("GAAP"). Management uses these measures when comparing itself to industry data or others in the marketplace. The MD&A describes FFO, DI, NOI and EBITDA and provides reconciliations to net income as defined under GAAP. The MD&A also provides a reconciliation to DI from cash flow from operating activities as defined under GAAP. FFO, DI, NOI and EBITDA should not be considered alternatives to net income or other measures that have been calculated in accordance with GAAP and may not be comparable to measures presented by other issuers.

Business Objectives and Overview

The REIT is an unincorporated open-ended real estate investment trust created pursuant to the Declaration of Trust. The REIT is governed by the laws of Ontario. The units and convertible debentures of the REIT trade on the Toronto Stock Exchange under the symbols PMZ.UN and PMZ.DB, respectively.

The objectives of the REIT are:

- to generate stable and growing cash distributions;
- to enhance the value of the REIT's assets and maximize long-term unit value; and
- to expand the asset base of the REIT and its distributable income through an accretive acquisition program.

The REIT's results have been consistent with these objectives. Key performance indicators for the REIT include both operational results at the properties themselves as well as of the REIT in aggregate.

	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Unit price	$20.32	$18.88	$18.20	$16.25
Distributions	$17,237	$15,569	$14,656	$14,590
Funds from operations [i]	$20,234	$19,731	$17,646	$16,771
Funds from operations/unit fully diluted[i]	$0.345	$0.373	$0.341	$0.326
Distributable income	$18,401	$18,100	$16,151	$15,719
Distributable income/unit fully diluted	$0.314	$0.343	$0.313	$0.306
Income-producing properties net book value	$1,227,097	$1,220,618	$1,198,296	$1,191,755
Total occupancy	97.1%	97.0%	97.2%	96.8%
Tenant sales per square foot – same property sales [ii]	$496	$490	$483	$487
Debt to gross book value	47.7%	47.7%	51.7%	51.9%
Interest coverage (EBITDA) [iii]	3.0	2.9	2.8	2.9
Mortgages – weighted average term to maturity	8.7 years	8.8 years	9.1 years	9.3 years
Mortgages – weighted average interest rate	5.6%	5.6%	5.6%	5.6%
Indebtedness – % at fixed interest rates	100%	100%	100%	100%

[i] The 2006 figures have been re-stated, see Non-GAAP Measures – Funds From Operations
[ii] Tenant sales are reported on a one-month time lag during interim quarters; therefore, Q1 2007 is 12 months to February 2007, Q3 2006 is 12 months to August 2006 and Q2 2006 is 12 months to May 2006.
[iii] The 2006 figures have been re-stated, see Changes in Accounting Policies

The REIT completed its Initial Public Offering ("IPO") on July 17, 2003, and acquired an initial portfolio of six retail properties comprising 2,761,000 square feet of space. The REIT has acquired 15 properties with 5,207,000 square feet since completion of its IPO at a cost of $846,033 and undertaken capital improvements representing a further $69,579 investment. In order to finance this growth in assets, the REIT has raised capital through six equity offerings, the issuance of exchangeable units, a convertible unsecured debenture offering and the use of secured mortgages.

The REIT's business depends materially on three types of contracts:

1. Lease agreements, which generate the revenues and put virtually all of the risk of variable operating expenses with the tenants;

2. Loan agreements, which determine interest expense using fixed and variable rates and loan principal repayments; and

3. Management agreements, which determine certain operating expenses and general and administrative expenses.

The portfolio occupancy rate remained stable during the first quarter and was 97.1% as at March 31, 2007, compared to 97.0% at December 31, 2006, and up from 94.8% at March 31, 2006.

For the nine properties owned throughout both the 12-month period ended February, 2007 and 2006 (same properties), sales per square foot, on a same-tenant basis, have increased to $496 from $474, an increase of 4.6%. For the same nine properties the total tenant sales volume has increased 7.2%.

	Same-Tenant Sales per Square Foot		Variance		All-Tenant Total Sales Volume		Variance	
	2007	2006	$	%	2007	2006	$	%
Aberdeen Mall	$ 445	$ 431	$ 14	3.2%	$ 54,893,104	$ 53,200,060	$ 1,693,044	3.2%
Cornwall Centre	447	419	28	6.7%	68,566,798	63,624,684	4,942,114	7.8%
Dufferin Mall	530	527	3	0.6%	85,876,645	87,075,165	(1,198,520)	(1.4%)
Edinburgh Market Place	409	397	11	2.8%	7,039,984	5,975,218	1,064,766	17.8%
Midtown Plaza	509	475	34	7.1%	109,611,889	100,283,409	9,328,480	9.3%
Northland Village	455	409	46	11.3%	41,757,415	36,995,346	4,762,069	12.9%
Orchard Park	558	526	31	6.0%	133,905,777	119,545,025	14,360,752	12.0%
Park Place Mall	467	442	25	5.8%	73,867,488	68,113,902	5,753,586	8.4%
Stone Road Mall	512	510	2	0.4%	114,444,582	108,917,043	5,527,539	5.1%
	$ 496	$ 474	$ 22	4.6%	$ 689,963,683	$ 643,729,852	$ 46,233,830	7.2%

The REIT's increase in sales per square foot of 4.6% is more than the 3.2% national average tenant sales increase for the same period, as reported by the International Council of Shopping Centers ("ICSC") for the 12 months ended February 28, 2007. The REIT's sales productivity of $496 is lower than the ICSC average of $550, largely because the ICSC includes sales from super regional malls that have the highest sales per square foot in the country.

Comparison of the Three Months Ended March 31, 2007, to the Three Months Ended March 31, 2006

The REIT's financial results for the three months ended March 31, 2007, compared to the three-month period ended March 31, 2006, are summarized below.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Variance to Comparative Period Favourable/ (Unfavourable)
Revenue			
Base rent	$ 33,093	$ 28,611	$ 4,482
Recoveries from tenants	19,558	16,976	2,582
Percentage rent	725	712	13
Parking	1,404	1,137	267
Interest and other income	1,532	1,091	441
	$ 56,312	$ 48,527	$ 7,785
Expenses			
Operating	24,063	20,967	(3,096)
Interest	10,125	8,739	(1,386)
Depreciation and amortization	16,321	13,776	(2,545)
Ground rent	290	309	19
	$ 50,799	$ 43,791	$ (7,008)
Income from operations	5,513	4,736	777
General and administrative	1,783	1,227	(556)
Net income	$ 3,730	$ 3,509	$ 221
Depreciation of income-producing properties	15,347	13,412	1,935
Amortization of acquired deferred recoverable costs	168	165	3
Amortization of leasing costs	974	364	610
Accretion of convertible debentures	15	(6)	21
Funds from operations [i]	$ 20,234	$ 17,444	$ 2,790
Funds from operations per unit - basic [i]	$ 0.347	$ 0.345	$ 0.002
Funds from operations per unit - fully diluted [i]	$ 0.345	$ 0.341	$ 0.004
Funds from operations - payout ratio [i]	85.5%	83.6%	1.9%
Distributable income per unit- basic [ii]	$ 0.315	$ 0.324	$ (0.009)
Distributable income per unit- fully diluted [ii]	$ 0.314	$ 0.320	$ (0.006)
Distributable income per unit- payout ratio [ii]	90.8%	89.1%	1.7%
Distributions per unit	$ 0.295	$ 0.285	$ 0.010
Weighted average units outstanding - basic	58,382,528	50,527,090	7,855,438
Weighted average units outstanding - fully diluted	59,109,252	52,141,865	6,967,387
Units outstanding, end of period	58,491,743	50,940,143	7,551,600

[i] *Certain 2006 figures have been re-stated, see Non-GAAP Measures – Funds From Operations*
[ii] *The reconciliation of GAAP operating cash flows to distributable income is on page 9.*

The REIT acquired four properties on June 14, 2006 – Alliston Mills Shopping Centre, South Cambridge Centre, Forest Glen Shopping Centre and Sugarloaf Mall – and the remaining 50% interest in Grant Park Shopping Centre on November 30, 2006, and December 1, 2006 (collectively the "2006 Acquisitions"). In addition the REIT acquired a property in Toronto on March 26, 2007 (the "2007 Acquisition"). The 2006 Acquisitions contributed to operations for the entire first quarter of 2007, but not in the first quarter of 2006.

The acquisitions in 2006 and 2007 and the related debt and equity financings explain a significant amount of the difference between the results for this period and those for the comparative period.

Revenue

Revenue for the REIT is comprised primarily of the base rent and recoveries collected from retail tenants and the percentage rent generated through tenant sales, as well as interest, lease surrender revenue and specialty leasing.

Current three-month revenue of $56,312 is $7,785 greater than in the comparative three-month period for several reasons. The 2006 Acquisitions contributed $4,448 to the favourable variance. The results from the remaining properties accounted for a further $2,466 of the increase, driven by increases in base rent and parking revenues. Higher corporate interest income of $871 generated the balance of the increase. Current three-month results include $1,809 of seasonal revenue, which similar to the amount in the comparative period.

Percentage rent has increased by $13, due to increased tenant sales.

Interest and other income increased during the first quarter of 2007 due to higher corporate interest income resulting from higher rates achieved on cash and deposit balances during the period as well as higher balances.

Recoveries of operating expenses from tenants, which are recorded as revenues, are impacted by both operating expenses and occupancy level. The acquisition of four properties in June 2006 and one property in the fourth quarter of 2006 resulted in higher operating expenses in the current quarter compared to the same quarter in 2006, resulting in higher recoveries revenues.

Operating Expenses

Operating expenses of $24,063 are $3,096 greater than in the comparative three-month period. The 2006 Acquisitions contributed $1,813 to the increase in expenses. Excluding these acquisition-related variances, operating expenses were running above the comparative three-month period levels by a total of $1,283 primarily due to increases in property taxes and recoverable property operating expenses.

Net Operating Income – All Properties

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Variance to Comparative Period Favourable/ (Unfavourable)
Operating revenue	$ 54,922	$ 48,008	$ 6,914
Operating expenses	24,353	21,276	(3,077)
Net operating income	$ 30,569	$ 26,732	$ 3,837

Operating revenue from properties includes all revenue except corporate interest and other income, and operating expenses includes property operating expenses from properties, property taxes and ground rent. Net operating income of $30,569 is $3,837 greater than in the comparative period. The 2006 Acquisitions accounted for $2,635 of the increase and the 2007 Acquisition $21. The balance of the increase of $1,181 was generated by the remainder of the properties in the portfolio.

Net Operating Income – Same Properties

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Variance to Comparative Period Favourable/ (Unfavourable)
Operating revenue	$ 50,454	$ 48,008	$ 2,446
Operating expenses	22,540	21,276	(1,264)
Net operating income	$ 27,914	$ 26,732	$ 1,182

The same-property comparison includes only the properties that were owned throughout both the current and comparative three-month periods. Net operating income, on a same-property basis, was $1,182 or 4.4% higher than in the prior period.

Current three-month operating revenue on a same-property basis was $2,446 more than in the comparative three-month period. This increase is due to a number of factors including $1,293 of increased base rents and recovery revenues from Stone Road and Orchard Park which were under development in the comparative period of 2006, increased base rent and seasonal tenants across the portfolio as well as increased parking revenues at Midtown Plaza and Cornwall Centre.

On a same-property basis, operating expenses were $1,264 more than in the comparative period as a result of increases in property taxes and recoverable property operating expenses.

Net operating income, on a same-property basis, would have increased 6.3% if one allowed for the net change in lease termination income of $461 between the two periods.

Interest Expense

Interest expense of $10,125 is $1,386 greater than in the comparative three-month period due to $959 of increased mortgage interest expense incurred in 2007 related to the 2006 Acquisitions. In addition, the re-financing in May 2006 of the Orchard Park mortgage generated an $859 increase in interest expense. These increases are partially offset by reductions of $130 on the remainder of the same properties. The interest on the convertible debentures as a result of conversions to equity resulted in a decrease of $153. The remainder of the increase $151 was from general corporate borrowings.

Depreciation and Amortization

Depreciation and amortization increased by $2,545. The 2006 Acquisitions contributed $2,148 to this increase. The balance of the increase is explained primarily by increased amortization and depreciation related to in-place leasing and tenant improvements from property acquisitions as well as deferred costs and building improvements incurred in prior years.

Ground Rent

Ground rent expense amounted to $290, which is $19 less than in the comparative period. The change is a result of a participation feature in one ground lease.

General and Administrative Expenses

General and administrative expenses consist of two types of expenses. The first category of expense is the asset management fee, which was $204 higher than in the comparative period primarily as a result of the 2006 Acquisitions. The second category of expense relates to the direct costs of the REIT, which increased by $352 primarily as a result of increased professional and consulting fees.

Non-GAAP Financial Measures

Funds from Operations

The REIT calculates its FFO in accordance with the Real Property Association of Canada ("REALpac") White Paper on Funds from Operations issued in 2004. The purpose of the White Paper was to provide reporting issuers and investors with greater guidance on the definition of FFO and to help promote more consistent disclosure from reporting issuers. As a result, more prominence has been given to FFO since the first quarter of 2006. In previous quarters FFO had included an adjustment for above and below market rents. It has been excluded in both the current and comparative periods in order to conform to the REALpac FFO definition.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Net income	$ 3,730	$ 3,509
Depreciation of income-producing properties	15,347	13,412
Amortization of acquired deferred recoverable costs	168	165
Amortization of leasing costs	974	364
Accretion of convertible debentures	15	(6)
Funds from operations	$ 20,234	$ 17,444
Funds from operations per unit - basic [i]	$ 0.347	$ 0.345
Funds from operations per unit - fully diluted [i]	$ 0.345	$ 0.341
Distributions per unit	$ 0.295	$ 0.285
Funds from operations - payout ratio	85.5%	83.6%

[i] *Certain 2006 figures have been re-stated, see discussion in this section*

An advantage of the FFO measure is improved comparability between Canadian and foreign REITs. A disadvantage is that FFO is not a perfect measure of cash flow. FFO adds back to net income depreciation and amortization of assets purchased, including the purchased deferred recoverable balances, amortization of leasing costs and accretion of convertible debentures. It includes non-cash revenues related to accounting for straight-line rent and above and below market rents and it makes no deduction for the recurring capital expenditures necessary to maintain the existing earnings stream. The research analyst community adjusts FFO for certain items in an attempt to develop another measure of economic profitability and to allow for the differences between REITs in relation to their capital expenditure programs. The discussion of capital expenditures has been expanded in our disclosure to assist readers in making such adjustments.

FFO for the three-month period ended March 31, 2007, increased $2,790 as compared to the prior year primarily as a result of the 2006 Acquisitions. The variances in net income of $221 that impact FFO were discussed previously. The changes in depreciation of income-producing properties and amortization of acquired deferred recoverable costs are due to the full-quarter impact of the 2006 Acquisitions. The amortization of leasing costs is a function of both the lease expiry

profile unique to each property and the growth due to property developments and acquisitions. The change in the accretion of the convertible debentures is due to fewer conversions of convertible debentures into equity in the first quarter of 2007 compared to the same period in 2006.

FFO per unit for the first quarter of 2007 had a favourable variance of $0.004 per unit on a fully diluted basis compared to the prior period.

In December 2006, the REIT increased its monthly distribution by 3.5% for Unitholders of record on December 29, 2006. The monthly payment is $0.0983 cents per unit, or $1.18 per unit annualized.

The fully diluted weighted average number of units outstanding increased from the comparative quarter because of four factors: the completion of a public equity offering in December 2006; the issuance of units or exchangeable units in connection with a property acquisition in the fourth quarter of 2006; the issue of units pursuant to the REIT's Distribution Reinvestment Program ("DRIP"); and the payment of a portion of the asset management fees in units.

Distributable Income

Like many Canadian REITs, Primaris Retail REIT discloses a financial measure called distributable income ("DI"). This term is defined in the REIT's Declaration of Trust and forms a benchmark from a number of perspectives, including the distribution payout policies. However, not all Canadian REITs have the same definition of DI, and the term has no relevance outside of the Canadian marketplace. Management believes that the REIT's definition of DI is slightly more conservative than some other Canadian REITs, because the REIT's definition includes an adjustment to revenue for straight-line rents and does not add back to net income the amortization of incurred leasing commissions, tenant inducement or tenant allowances. These adjustments were done to keep the DI measure more closely related to a cash measure.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Net income	$ 3,730	$ 3,509
Depreciation of income-producing properties	15,347	13,412
Amortization of acquired deferred recoverable costs	168	165
Accretion of convertible debentures	15	(6)
Amortization of above- and below-market rents, net	(196)	16
Straight-line rent adjustment	(433)	(507)
Amortization of debt premiums	(166)	(238)
Amortization of hedge gain	(64)	-
Distributable income	$ 18,401	$ 16,351
Distributable income per unit- basic [i]	$ 0.315	$ 0.324
Distributable income per unit- fully diluted [i]	$ 0.314	$ 0.320
Distributable income per unit- payout ratio [i]	$ 0.285	$ 0.285
Payout ratio	90.8%	89.1%

[i] *The reconciliation of GAAP operating cash flows to distributable income is on page 9.*

DI, which is not a defined term within Canadian GAAP, has been calculated in accordance with the terms of the Declaration of Trust, as amended. DI may not be comparable to similar measures used by other trusts. The REIT defines DI as net

income less straight-line rent adjustment, plus depreciation and amortization including depreciation of acquired in-place leasing costs and tenant improvements and the amortization of debt premiums, plus accretion of convertible debentures, less amortization of above- and below-market rents and any other adjustments the Trustees deem necessary. The REIT retains a portion of DI in order to fund leasing, capital and other expenditures.

In addition to the adjustments to net income and the adjustments discussed under FFO, which are also adjustments used to derive DI, the quarter-over-quarter decrease is due primarily to the straight-line rent adjustment from the 2006 Acquisitions. The calculation of DI during the quarter includes an adjustment to net income of $433 for above and below market leases and $166 on account of the amortization of debt premiums associated with properties acquired since IPO.

The deduction for the amortization of hedge gains of $64 is related to the re-financing of the Orchard Park and Midtown Plaza mortgages. This amortization reflects the excess of cash interest over expensed interest on loans assumed on recent acquisitions.

The DI payout ratio for the three-month period March 31, 2007, was 90.8% compared to 89.1% for the comparative period.

In accordance with CSA Staff Notice 52-306 (Revised) Non-GAAP Financial Measures, the REIT is required to reconcile DI to cash flow from operations. See the table below for this reconciliation.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Cash flow from operations	$ 5,348	$ 8,535
Amortization of financing costs	(144)	(230)
Financing costs incurred	38	34
Amortization of deferred recoverable operating costs	(485)	(376)
Deferred recoverable costs incurred	250	63
Amortization of deferred leasing costs	(974)	(364)
Deferred leasing costs incurred	271	432
Tenant inducements incurred	1,020	-
Amortization of tenant inducements	(28)	-
Rents receivable	1,128	145
Working capital changes	11,977	8,112
Distributable income	$ 18,401	$ 16,351

The REIT's Declaration of Trust defines DI with reference to net income as the starting point for the calculation. The adjustments to operating cash flow shown above are necessary to arrive at DI as determined by the REIT's Declaration of Trust.

The REIT reviewed the Declaration of Trust, in particular the use and definition of DI and the Distribution Policy and has proposed changes to the Declaration of Trust as set out in the REIT's 2007 Management Information Circular, any such amendments are subject to Unitholder approval.

The reconciliation of net income to EBITDA, a non-GAAP measure, is on page 11.

Quarterly Trends
Selected Quarterly Information

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$ 56,312	$ 54,851	$ 49,702	$ 47,376	$ 48,527	$ 46,392	$ 40,079	$ 32,091
Seasonal revenue	1,809	3,072	1,852	1,330	1,783	2,716	1,218	995
Net operating income	30,574	31,207	28,189	26,094	26,733	24,999	23,361	18,692
Net income	3,730	4,182	2,298	2,311	3,509	2,131	4,862	5,984
Distributable income	18,401	18,100	16,151	15,719	16,351	16,487	13,670	11,261
Total assets	1,374,295	1,402,193	1,275,187	1,290,056	1,176,703	1,193,887	1,016,928	895,386
Indebtedness	720,300	727,074	715,883	721,326	611,549	620,888	533,099	536,719
Debt to Gross Book Value	47.7%	47.7%	51.7%	51.9%	48.0%	48.2%	47.9%	54.7%
Fully diluted net income per unit	$ 0.073	$ 0.082	$ 0.048	$ 0.046	$ 0.069	$ 0.054	$ 0.122	$ 0.176
Fully diluted funds from operations	$ 0.345	$ 0.373	$ 0.341	$ 0.326	$ 0.341	$ 0.358	$ 0.349	$ 0.305
Fully diluted distributable income per unit	$ 0.320	$ 0.343	$ 0.313	$ 0.306	$ 0.320	$ 0.355	$ 0.323	$ 0.316
Distributions per unit	$ 0.295	$ 0.288	$ 0.285	$ 0.285	$ 0.285	$ 0.285	$ 0.285	$ 0.270
Units outstanding, end of period	58,491,743	58,323,578	51,418,783	51,218,839	50,940,143	50,375,956	44,391,559	35,442,822

Note: As at April 30, 2007, the number of units outstanding was 58,523,033.

The REIT's quarterly results for the last eight quarters have been primarily affected by five factors: 12 property acquisitions, issuances of equity, seasonality of revenues, the timing of incurrence of operating expenses and the recovery of these from tenants. In addition, redevelopment activities have an impact on revenue, net operating income and net income.

The 2006 Acquisitions have resulted in increased revenues, net operating income and distributable income. However, on a per unit basis these increases have been offset by five issuances of equity.

The REIT issued 5,750,000 units in August 2005, 5,525,000 units in December 2005 and 5,940,000 units in December 2006 as part of public equity offerings. The REIT issued 2,849,008 exchangeable units in the second quarter of 2005, and 371,505 exchangeable units and 440,791 REIT units in the fourth quarter of 2006 in connection with property acquisitions.

The REIT experiences seasonality in earnings, with stronger results in the fourth quarter of each year due to increased temporary seasonal leasing and stronger percentage rent revenues as a significant number of tenants have calendar lease years. As a result of these factors, revenues, net income, distributable income and funds from operations in the fourth quarter should be stronger than in other quarters.

Liquidity and Capital Resources

The REIT expects to be able to meet all of its current obligations. Management expects to finance future growth through the use of (i) cash, (ii) conventional mortgage debt secured by income-producing properties, (iii) secured short-term financing through its $90,000 revolving credit facility, (iv) cash flow from operations, and (v) the issuance of equity[1].

[1] *These comments are based on various assumptions and are subject to various risks. See "Forward-Looking Information" on page1*

At March 31, 2007, the REIT's cash position has decreased compared to December 31, 2006, due to the 2007 Acquisition, capital expenditures on development projects, distributions to unitholders and scheduled mortgage principal repayments. This decrease has been offset by property operations and the proceeds of a mortgage refinancing. Sufficient borrowing capacity remains on the operating facility to fund operations, acquisitions and other capital requirements.

Interest coverage for the first quarter of 2007, expressed as EBITDA divided by net interest expensed, was 3.0 times. The REIT defines EBITDA as net income increased by depreciation, amortization, interest expense and, if applicable, income tax expense. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Net income	$ 3,730	$ 3,509
Interest	10,125	8,739
Depreciation	15,347	13,412
Amortization	974	364
EBITDA	$ 30,176	$ 26,024
EBITDA/ Interest	3.0	3.0

[i] *Certain 2006 figures have been re-stated*

The debt to gross book value ratio was 47.7% as at March 31, 2007, which is below the 60.0% maximum as mandated by the REIT's Declaration of Trust. For the purposes of calculating the debt to gross book value ratio, the convertible debentures are excluded from debt in accordance with the REIT's Declaration of Trust and the remaining debt premiums of $1,551 associated with the IPO are added back to total assets. This ratio has remained stable during the quarter due to a combination of a decrease in mortgages payable as a result of regular principal repayments and the adoption of a new accounting policy (see Changes in Accounting Policies), offset by a decrease in assets, primarily cash that was used to fund the 2007 Acquisition as well as development projects.

During the three-month period ended March 31, 2007, $608 of face value of convertible debentures were converted into equity, resulting in a remaining balance of $8,538.

During the current quarter, the REIT made $3,406 of scheduled principal payments on its mortgages payable. In addition to the scheduled principal payments, the REIT also paid $4,187 on maturity of a mortgage. The subsequent re-financing generated $6,000 to treasury.

The REIT paid $17,237 of distributions to Unitholders during the three-month period ended March 31, 2007. The REIT instituted a DRIP in October 2003. Currently, Unitholders representing approximately 3.9% of units outstanding have elected to participate in the DRIP. This represents approximately $2,616 per annum of additional capital to treasury, based on current distribution rates and units outstanding. The Asset Manager is required to subscribe for at least $500 per annum of its asset management fees in units, thereby generating additional cash to treasury.

Capital Expenditures

In accordance with its objectives, the REIT distributes a high percentage of its DI to Unitholders. As such it does not retain a material amount of operating cash flow. The REIT has several sources of capital requirements including loan principal payments, acquisitions, developments, deferred recoverable operating costs, leasing capital and maintenance capital. Capital requirements for loan principal payments, acquisitions and development are generally sourced by financing for each project. Expenditures for acquisitions, developments and expansions are classified in the statement of cash flows as "investing activities." Over the longer term with a stabilized receivable pool from tenants, the capital required for deferred recoverable operating costs is derived primarily from the ongoing collection of the receivable balance from tenants. Capital expenditures of a maintenance nature are classified as "operating activities" using such captions as "deferred leasing costs" and "deferred recoverable operating costs," or as "investing activities," in the case of non-recoverable capital expenditures.

Deferred leasing costs may include leasing commissions, tenant improvement allowances, and expenditures by the REIT to prepare space for occupancy by a tenant. The REIT incurred $2,197 of deferred leasing costs during the first quarter of 2007, which is comprised of $906 of tenant improvement allowances, $1,020 in tenant inducements and $271 in leasing commissions. The timing of such expenditures is irregular and depends more on the satisfaction of contractual obligations in a lease rather than on the timing of the leasing process. Deferred leasing costs are amortized on a straight-line basis over the term of the related lease.

Deferred recoverable operating costs include expenditures of a capital nature that are generally recoverable from tenants under the terms of their leases. They may include items such as parking lot resurfacing and common area roof replacement. These items are recoverable over a number of years and are therefore recorded as deferred recoverable operating costs. The REIT had a net balance of $11,354 recorded as deferred recoverable operating costs at the beginning of 2007, recorded $250 as additional expenditures during the period and recovered $653 from tenants during the year. This resulted in a deferred recoverable cost at the end of the current quarter of 2007, net of amortization, of $10,951.

Maintenance of Productive Capacity

The primary focus in an analysis of capital expenditures should be a differentiation between those costs incurred to maintain the enterprise versus those costs incurred to achieve a long-term improvement in the enterprise's ability to generate incremental cash flow. This is an issue for all trusts because of their history of distributing a high percentage of operating cash flow.

Acquisitions and the expansion of existing assets are two areas of capital expenditures that should normally be considered as increasing the productive capacity of the enterprise. For REITs, more subtle distinctions exist in the area of capital expenditures incurred on existing space. These would usually be costs of maintaining productive capacity. However, there are many examples of capital projects that fundamentally change the nature of existing space so that the productive capacity of the space is permanently changed. In the case of Primaris, the conversion of anchor stores to smaller shops usually represents a permanent increase in the productive capacity of the asset. This is because anchor tenants

generally pay lower rents per square foot than the smaller replacement stores. While this conversion of space occurs less frequently than the usual capital maintenance projects, conversions tend to be larger in scale than day-to-day activity.

The analysis of historical capital expenditures that follows starts by including all non-acquisition capital expenditures and then deducts those deemed by management to be increases in productive capacity. The remaining net figure is a measure of maintenance capital.

The REIT funds leasing capital and maintenance capital from cash flow from ongoing operations in order to structure a sustainable enterprise. Leasing capital varies with the health of the leasing real estate markets. Leasing capital is lower for renewals of existing leases compared with new leases; however, in order to change the merchandising mix of a property, more new leases may be required, which can increase leasing capital. The REIT actively manages its merchandising mix and activities to achieve a balance of new and renewal leasing. This enables management to increase retail sales and grow rental income. Maintenance capital captures all other productive capacity capital that is not chargeable to tenants, such as mall entrances or mechanical equipment. The REIT's experience with these is that they are incurred in irregular amounts over a longer time period, which means that the REIT needs to find financial resources for their incurrence. A review of a time series of historical data is required to develop a normalized view of these. The table below summarizes the historic capital expenditures for leasing and maintenance capital of the REIT for the six properties acquired at IPO:

	2006	2005	2004	2003	2002	2001	2000
Leasing capital	$ 10,743	$ 3,695	$ 2,253	$ 1,157	$ 5,716	$ 7,920	$ 1,627
Other capital	35,043	14,857	8,925	318	2,426	13,632	2,462
Less: additions to productive capacity	(35,775)	(16,335)	(8,023)	(212)	(3,012)	(17,064)	(2,337)
	$ 10,011	$ 2,217	$ 3,155	$ 1,263	$ 5,130	$ 4,488	$ 1,752

Note: Period from pre-IPO on July 17, 2003, is based on information provided by the vendor.

The original six properties have a rentable area of 2.85 million square feet. The average capital cost per square foot to maintain the productive capacity over the seven-year period was $1.40. This excludes acquisitions, expansions and redevelopments that improved the productive capacity of the REIT. The figure includes the costs capitalized to the balance sheet for non-recoverable maintenance and for regular leasing activity. These historical costs may not be indicative of future costs for the REIT's 8 million square foot portfolio. However, an extrapolation of these costs generates an amount of $0.19 per fully diluted unit per annum as maintenance of productive capacity. The REIT believes that many of these costs will contribute to above-average growth in operating results in future periods[2]. The recent activity at Dufferin Mall is a case in point.

An amount for maintenance capital needs to be deducted from FFO in order to estimate a sustainable and recurring amount that can be distributed to Unitholders.

[2] *These comments are based on various assumptions and are subject to various risks. See "Forward-Looking Information" on page1*

Current Projects

In mid April, the REIT agreed to terminate the lease of an 86,500 square foot Bay department store at Place du Royaume located in the Saguenay, Quebec. The store will close no later than early June, 2007. The plan is to reconstruct the existing space for use by other retailers. Conditional offers to lease are in place for approximately 51,000 square feet or 60% of the leaseable area of the project. The common area of the mall will be extended through the former department store and reconnect with the mall on the other side of the store, thereby improving customer circulation throughout the mall. As part of this new circulation plan a small part of existing common area will be backfilled by retail use. The budgeted cost of this project is approximately $14 million. The REIT expects there will be 12 months of downtime in the former department store space and that there will then be 7 months of downtime while the backfill of existing common area occurs. The project is anticipated to generate a positive incremental return on the property[3].

In early April, the REIT demolished a 25,000 square foot single-storey office building that formed part of Midtown Plaza in Saskatoon. The previous tenant paid rent until March 31 and then vacated the premises. Work is underway to convert the site to a paid parking lot, with the expectation that the lot will be operational at some point during the third quarter of 2007. This $4,800 redevelopment also includes the renovation of the existing food court, new washrooms for the food court and the conversion of a former theatre space to retail use. The conversion of the former theater space and the renovation of the food court will commence in the second quarter of 2007 and be ready for tenants in the beginning of the fourth quarter of 2007. The redevelopment is projected to have a positive impact on the property[3].

During 2006, the REIT commenced a $30,000 redevelopment of Stone Road Mall. As at March 31, 2007, the first of two phases was well underway and $21,509 has been incurred and capitalized. The first phase of the redevelopment included the re-demise of the former Zellers store, the conversion of a theatre space to retail use and the addition of a new food court. The second phase, is an interior renovation of the remaining portion of the property, which commenced in April 2007. The re-demise of the Zellers store and the new food court were completed on time and on budget and the renovated areas opened to the public in November 2006. Work continued to progress on converting the former food court into retail space. Management anticipates these enhancements will have a positive effect on profitability of the property. Leasing on the redevelopment is 98% complete[3].

In early 2006, the REIT commenced a $23,000 redevelopment at Orchard Park. As at March 31, 2007, $17,365 has been incurred and capitalized. This redevelopment included an expansion and the re-demise of the former Wal-Mart store, which resulted in 60,000 square feet of in-line tenant space and a 42,000 square foot Sport Chek store. The redevelopment was completed on time and on budget and the balance of the new stores are anticipated to be open in the second quarter of 2007. The majority of the new commercial retail unit spaces and the Sport Chek store opened in the beginning of November 2006. Management expects the positive impact of this project to materialize starting in 2007[3]. Leasing on the redevelopment is currently 87% complete.

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[3] *These comments are based on various assumptions and are subject to various risks. See "Forward-Looking Information" on page1*

The REIT commenced an $11,000 capital program at Dufferin Mall in the second quarter of 2006. This is one of the most significant capital expenditure programs undertaken at the 563,000 square foot Dufferin Mall since its initial construction was completed in 1956. The first phase of work included interior flooring, ceilings, lighting, washrooms and improved communications and electrical distribution. This work was completed in conjunction with the arrival of a new 16,000 square foot H&M store. As at March 31, 2007, $5,208 has been incurred and capitalized. The remaining phase is a refurbishment of the exterior of the property, including landscaping and refurbished entrances, which commenced in April 2007. The combination of the capital project and the arrival of H&M, which opened in September 2006, will reposition the mall within its market and should contribute to the positive trend in tenant sales growth[4].

Distributions

In determining the amount of distributions to be made to Unitholders the REIT considers many factors, including provisions in its Declaration of Trust, overall health of the business, its expected need for capital, covenants in debt agreements and taxable income.

The REIT's Declaration of Trust requires that in each year the greater of 80% of DI or the REIT's taxable income be distributed to Unitholders. There are financial covenants in mortgage agreements in the REIT and its subsidiaries that require that various conditions be met before remaining funds can be distributed to Unitholders.

Corporate Structure and Debt Covenants

The REIT is an unincorporated, open-ended real estate investment trust. It owns a subsidiary trust, PRR Trust, which in turn owns a number of subsidiary trusts and partnerships. All of the REIT's operating assets, including real property, are owned by either PRR Trust or its subsidiary entities.

The REIT is a borrower pursuant to many third-party loan agreements. Subsidiary entities are typically the borrower where secured debt is used. PRR Trust is the borrower under the REIT's operating credit agreement. In some instances, including the operating credit agreement, lenders have guarantees and/or loan covenants from an entity other than the borrower under the loan agreement.

No loan agreement directly limits or restricts the REIT's ability to declare and pay distributions. Certain secured loan agreements restrict the REIT's ability to move cash from a borrowing REIT entity to another REIT entity if the borrower is in default of the loan agreement. However, as a practical point, if the REIT were ever in material default of a loan agreement, it may otherwise become difficult to continue paying distributions at the then-current rate.

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[4] *These comments are based on various assumptions and are subject to various risks. See "Forward-Looking Information" on page1*

The REIT's operating credit agreement contains four financial covenants the REIT must maintain:

1. a debt to gross asset value ratio of less than 60%;

2. an interest coverage ratio of greater than 1.75;

3. a debt service coverage ratio of greater than 1.5; and

4. a minimum Unitholders' equity.

The REIT is in compliance with these covenants and has no defaults under any of its loan agreements.

Tax

The historic carrying value of the REIT's net assets as at December 31, 2006, exceeds their tax base by approximately 262,041. In addition, the quarter-end market value of the REIT's units indicates that the value of the income-producing properties is higher than their carrying value, which implies that the gap between their tax base and market value could be even higher. Some of the REIT's 21 assets could be individually significant such that selling one asset could generate a sufficient tax gain to erase the entire tax-deferred component of the REIT's annual distributions.

The REIT's historic trend in the split of distributions between return of capital and other income has been as follows:

	2006	2005	2004	2003
Tax deferred	77.6%	56.4%	65.6%	74.4%
Taxable	22.4%	43.6%	34.4%	25.6%
	100.0%	100.0%	100.0%	100.0%

Financial Condition

Income-Producing Properties

The REIT completed one acquisition in the first quarter of 2007 at a purchase price of $19,212, including acquisition costs.

Income-producing properties represent 89% of total assets as at March 31, 2007. As at March 31, 2007, the property portfolio comprises 21 assets and, as such, represents a moderate degree of market diversification. However, as revenues are earned from individual tenants and not properties as a whole, one should consider that these assets include over 750 different tenants, which represents a significant diversification of revenues. In addition, the 21 properties have good geographic diversification.

The future financial performance of income-producing properties is a function of a number of factors. The principal factors include occupancy rates, trends in rental rates achieved on re-leasing or renewing space currently leased, retail sales performance and the contractual increases in rent that are programmed to occur mid-lease.

The REIT leased 137,132 square feet of space during the first quarter of 2007. This represented 57 leases of generally smaller stores. Approximately 61% of the leased

spaces during the current quarter of 2007 was the renewal of existing tenants. The weighted average new rent for renewals of existing tenants in the current quarter, on a cash basis, represented a 11.7% increase over the previous cash rent.

Geographic Diversification

The income-producing properties are located in seven provinces. As at March 31, 2007, the portfolio distribution based on annualized base rent is as follows:



MANITOBA
16%
13%
BRITISH COLUMBIA
36%
NEW BRUNSWICK
15%

Lease Expiries



Lease Maturities
Rents Expiring
SQ FEET OF EXPIRY
WEIGHTED AVERAGE MINIMUM RENTS PSF EXPIRING
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
$35
$30
$25
$20
$15
$10
$5
$0
2.6%
6.0%
12.6%
6.7%
9.6%
6.3%
Q2-4 2007
2008
2009
2010
2011
2012

Lease maturities are less than 12.6% of the portfolio in each year between 2007 and 2012.

Largest Tenants

The following table illustrates the 10 largest tenants in the REIT's portfolio of income-producing properties as measured by their percentage contribution to total annual base rent, as at March 31, 2007.

Tenant Groups	Percentage of Total Annual Base Rent	Area (Square Feet)	Weighted Average Lease Term to Maturity (Years)
HBC	5.9%	1,440,168	10.2
Sears	3.4%	909,261	8.8
YM	2.5%	114,558	4.5
Forzani	2.3%	208,069	6.4
Shoppers Drug Mart	2.2%	107,354	6.2
Loblaws	2.2%	245,632	6.9
Reitmans	1.9%	91,206	2.6
Wal Mart	1.8%	564,791	6.2
Best Buy	1.6%	125,302	3.3
Comark Inc.	1.6%	69,454	2.2
	25.5%		

Indebtedness and Other Obligations

Year	Mortgages	Convertible Unsecured Debentures	Asset Management Fees	Ground Leases	Total
2007 remainder	$ 10,544	$ -	$2,775	$ 881	$ 14,200
2008	76,513	-	1,498	1,175	79,186
2009	17,579	-	-	1,175	18,754
2010	14,590	-	-	1,175	15,765
2011	51,770	-	-	1,248	53,018
Thereafter	535,963	8,538	-	46,925	591,426
	$706,959	$ 8,538	$4,273	$ 52,579	$ 772,349

Note: Of the total mortgages balance $65,884 is recourse only to the underlying property.

The REIT had $706,959 of mortgages payable, excluding debt premiums of $9,184 and deferred financing fees of $3,960, as at March 31, 2007, bearing a weighted average interest rate of 5.6%. This rate reflects the marking-to-market of interest rates for all debts assumed in conjunction with property acquisitions. The mortgages payable have a weighted average term to maturity of 8.7 years.

The REIT has entered into an asset management agreement that will terminate in the normal course in July 2008. The table above includes the base asset management fees that would be due pursuant to this contract, assuming the balance sheet in place at March 31, 2007, continues unchanged. There is no incentive fee included in the table since any incentive fee is contingent on future operating results.

The indebtedness and other obligations table above includes ground rent, on a cash basis, pursuant to leases at Park Place and Orchard Park. The amounts in the table reflect the assumption that the REIT exercises its renewal options in the respective leases. This assumption is consistent with the depreciation estimates for these properties.

It is expected that principal payments, asset management fees and ground rent will be funded from operations and from draws on the revolving credit facility.

Related Party Transactions

The REIT does not have any employees. The REIT has retained an affiliate of OPGI Management GP Inc., an entity in which a unitholder has an ownership interest, to provide advisory, asset management and development services. The agreement will terminate in the normal course in July 2008. The arrangement gives the REIT access to a management team that has significant experience in all areas of commercial real estate.

	Three Months Ended March 31	
	2007	2006
Asset management fees	$ 968	$ 764
Development fees	42	-
	$ 1,010	$ 764

The REIT also reimbursed OPGI Management GP Inc. for certain general and administrative costs. Of the fees incurred, $1,073 is included in accounts payable and other liabilities as at March 31, 2007 (December 31, 2006 – $2,350). During the first quarter of 2007, the REIT issued $1,598 of units in partial payment of asset management fees (March 31, 2006 – $1,328). The REIT has also reimbursed the Asset Manager $30 of general and administrative costs in the first quarter of 2007 (March 31, 2006 – $50).

The REIT has also retained OPGI Management Limited Partnership, an entity in which the unitholder has an ownership interest, to provide property management and leasing services to the REIT. The agreement expires in July 2008.

	Three Months Ended March 31	
	2007	2006
Property management fees	$ 1,247	$ 1,131
Leasing fees	228	392
	$ 1,475	$ 1,523

Of the fees incurred, $207 is included in accounts payable and other liabilities (December 31, 2006 – $142). The REIT has also reimbursed the Property Manager for certain direct property operating costs.

The REIT has one loan payment subsidy as at March 31, 2007 (2005 – two loan payment subsidies), with an entity in which a unitholder has an ownership interest.

	Three Months Ended March 31	
	2007	2006
Loan payment subsidies	$ 33	$ 53

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The agreement of purchase and sale for the 2007 Acquisition was assigned to the REIT by a Trustee of the REIT. No consideration was paid to the Trustee for this assignment.

Accounting Estimates

The financial statements include accounting estimates and assumptions with respect to the allocation of purchase price on acquisitions, the net recoverable amount of income-producing properties, the useful life of depreciable assets, and the amount of recoveries from tenants of certain operating expenses and property taxes. In addition, estimates are used in accounting for acquisitions, financial hedges, convertible debentures and asset retirement obligations. These estimates and assumptions could affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses and cash flows during the period. These estimates are made by management and discussed with the Audit Committee and Board of Trustees.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants ("CICA") issued three new standards: Section 1530-Comprehensive Income, Section 3855-Financial Instruments and Section 3865-Hedges, which were adopted by the REIT on January 1, 2007.

1. Section 3855 – Financial Instruments – Recognition and Measurement. This standard provides more comprehensive guidance on when and at what amount a financial instrument or non-financial derivative is to be recognized on the balance sheet. The standard also specifies how financial instrument gains and losses are presented. Under this standard all financial instruments will be classified as one of: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other liabilities.

   Upon adoption of this new standard, the REIT designated its cash and cash equivalents as held-for-trading; accounts receivable, loan payment subsidy and escrow funds as loans and receivables; and mortgages payable, convertible debentures, accounts payable and other liabilities and distribution payable as other liabilities. The REIT has neither available-for-sale, nor held to maturity instruments.

   Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

   All derivative instruments, including embedded derivatives, are recorded in the consolidated statement of income at fair value unless exempted from derivative treatment as normal purchase and/or normal sale. The REIT has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003.

2. Section 1530 – Comprehensive Income. As a result of the adoption of this section, a new statement, comprehensive income, is included in the REIT's financial statements. The major components of this statement include unrealized gains and losses on financial assets classified as available-for-sale,

deferred gains or losses arising from the settlement of historic hedging transactions and changes in the fair value of the effective position of cash flow hedging instruments.

3. The CICA also issued Section 3865 – Hedges. In a fair value hedge, the change in fair value of the hedging derivative will be offset in the consolidated statements of income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative, to the extent effective, will be recorded in other comprehensive income until the asset or liability being hedged affects the consolidated statements of income, at which time the related change in fair value of the derivative is recorded in the consolidated statements of income. Any hedge ineffectiveness will be recorded in the consolidated statements of income.

The impact of these three changes in accounting policies was: (i) to reclassify the previously deferred gains of $3,134 on settled cash-flow hedges from accounts payable and accrued liabilities to opening accumulated other comprehensive income, The related amortization of the deferred gain has also been included in comprehensive income. (ii) to change the method of amortization of the deferred financing fees to the effective interest rate method from straight-line, which increased opening retained earnings and decreased accumulated amortization by $137 and to present deferred financing fees net against the relevant host contract within the liability portion of the balance sheet.

In addition, EIC-164 Convertible and Other Debt Instruments with Embedded Derivatives issued by the Emerging Issues Committee of the Accounting Standards Board on March 5, 2007, was adopted early by the RIET on January 1, 2007. This abstract addressed various issues surrounding the recognition, classification and presentation of convertible debentures. There was no impact to the financial statement as a result of the adoption of this abstract.

Risks and Uncertainties

Real Property Ownership

The REIT owns 21 properties and is expected in the future to directly or indirectly acquire interests in other real property. All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets, changing demographics, supply and demand for leased premises, and competition from other available premises and various other factors.

Tenant Risks

The value of real property and any improvements thereto depends on the credit and financial stability of the tenants. The REIT's FFO or DI may be adversely affected if tenants become unable to meet their obligations under their leases or if a significant amount of available space in the properties in which the REIT has an interest becomes vacant and is not able to be leased on economically favourable lease terms. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favourable to the REIT than the existing lease. In the event of default by a tenant, delays or limitations in enforcing rights as lessor may be experienced and substantial costs in protecting the REIT's investment may be incurred. Furthermore, at any time,

a tenant of any of the properties in which the REIT has an interest may seek the protection of bankruptcy, insolvency or similar laws that could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available to the REIT. The ability to rent unleased space in the properties in which the REIT has an interest will be affected by many factors. Costs may be incurred in making improvements or repairs to the property required by a new tenant.

Certain of the major tenants are permitted to cease operating from their leased premises at any time at their option. Other major tenants are permitted to cease operating from their leased premises or to terminate their leases if certain events occur. Some CRU tenants have a right to cease operating from their premises if certain major tenants cease operating from their premises. The exercise of such rights by a tenant may have a negative effect on a property. There can be no assurance that such rights will not be exercised in the future.

Fixed Costs

Certain significant expenditures, including property taxes, ground rent, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing any income. If the REIT is unable to meet mortgage payments or ground rent payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or sale or the landlord's exercise of remedies.

Liquidity

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for, and the perceived desirability of, such investments. Such illiquidity may tend to limit the REIT's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the REIT were to be required to liquidate its real property investments, the proceeds to the REIT might be significantly less than the aggregate carrying value of its properties.

Financing Risks

The REIT has indebtedness outstanding of approximately $720,300 as at March 31, 2007 (including a revolving credit facility). A portion of the cash flow generated by the existing properties and any future acquired properties will be devoted to servicing such debt, and there can be no assurance that the REIT will continue to generate sufficient cash flow from operations to meet required interest and principal payments. If the REIT is unable to meet interest or principal payments, it could be required to seek renegotiation of such payments or obtain additional equity, debt or other financing. The REIT is subject to the risks associated with debt financing, including the risk that the mortgages and banking facilities secured by the REIT's properties will not be able to be re-financed or that the terms of such re-financing will not be as favourable as the terms of existing indebtedness.

Distributions

Leasing capital and maintenance capital are incurred in irregular amounts and may exceed actual cash available from operations during certain periods. The REIT may be required to use part of its debt capacity or reduce distributions in order to accommodate such items. Capital for deferred recoverable operating costs may exceed recovery of amounts from tenants. The REIT is subject to provisions in its

Declaration of Trust as well as to debt agreements that may impact the quantum of distributions. The sale of income-producing properties with inherent taxable gains could materially change the REIT's level of distributions.

Interest Rate Fluctuations

From time to time, the REIT's financing includes indebtedness with interest payments based on variable lending rates that will result in fluctuations in the REIT's cost of borrowing. Changes in interest rates may also affect the REIT in many other ways, due to factors including the impact on the economy, the value of real estate, the value of the REIT's units, the economics of acquisition activity and the availability of capital.

Retail Concentration

The REIT's portfolio is primarily limited to retail properties. Consequently, the market value of the existing properties and the income generated from them could be negatively affected by changes in the retail environment.

Reliance on Anchor Tenants

Retail shopping centres have traditionally relied on there being a number of anchor tenants (department stores, discount department stores and grocery stores) in the centre, and therefore they are subject to the risk of such anchor tenants either moving out of the property or going out of business. The property could be negatively affected by such a loss.

Land Leases

To the extent that the properties in which the REIT has or will have an interest are located on leased land, the land leases may be subject to periodic rate resets that may fluctuate. This may result in significant rental rate adjustments and therefore have a potential negative effect on the cash flow of the REIT.

Environmental Matters

As an owner of interests in real property in Canada, the REIT is subject to various Canadian federal and provincial laws relating to environmental matters. Such laws provide that the REIT could be liable for the costs of removal of certain hazardous substances and remediation of certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect the REIT's ability to sell such real estate or to borrow using such real estate as collateral and could potentially also result in claims against the owner by private plaintiffs.

The REIT is not aware of any material non-compliance with environmental laws at any of the properties and is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of the properties. The REIT is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of the properties or any pending or threatened claims relating to environmental conditions at the properties.

The REIT will make the necessary capital and operating expenditures to ensure compliance with environmental laws and regulations. Although there can be no assurances, the REIT does not believe that cots relating to environmental matters will have a material adverse effect on the REIT's business, financial condition or results of operations. However, environmental laws and regulations can change and

the REIT or its subsidiaries may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on the REIT's business, financial condition or results of operations and distributions.

Reliance on the Asset Manager, Property Manager and Related Personnel

The management of the REIT depends on the services of certain key personnel, including Chief Executive Officer, R. Michael Latimer, and Chief Financial Officer, Louis M. Forbes. The loss of the services of any key personnel could have an adverse effect on the REIT. The management of the REIT is also dependent upon the Asset Manager with respect to the administration of the REIT and the asset management of the properties of the REIT, as well as upon the Property Manager with respect to the property management of the properties of the REIT. If the Asset Manager or the Property Manager ceases to act in these capacities, the REIT could be negatively impacted.

A special committee comprised of independent Trustees has been established to review the performance of the Property and Asset Managers and to consider future arrangements for the REIT with respect to property and asset management. This is due to the fact that both current contracts will expire in July 2008.

Potential Conflicts of Interest

The Trustees will, from time to time, in their individual capacities, deal with parties with whom the REIT may be dealing, or who may be seeking investments similar to those desired by the REIT. The Declaration of Trust contains conflict of interest provisions requiring the Trustees to disclose material interests in material contracts and transactions and to refrain from voting thereon.

Conflicts will exist due to the fact that certain Trustees and/or senior officers of the REIT are Unitholders, associates of Unitholders, directors and/or senior officers of the Asset and Property Managers. The interest of these persons could conflict with those of the REIT.

Tax-Related Risks

On March 29, 2007, the federal government tabled a bill in the House of Commons to implement a new tax on distributions from publicly listed or traded trusts and partnerships referred to as "specified investment flow-throughs" ("SIFT").

REITs will be exempt from the new regime if they meet certain conditions, as tabled in the bill. The bill as tabled clarified some confusion that was associated with the previously released draft legislation. However, not all aspects of the new tax regime for REITs are clear and the exemption is therefore not yet certain for Primaris.

Distributions attributable to a SIFT's "non-portfolio earnings" (generally, income (other than certain dividends) from or capital gains realized on "non-portfolio properties") will not be deductible in computing the SIFT's income (the "non-deductible distributions amount"), and the SIFT will be subject to tax on such distributions at a rate that is substantially equivalent to the general tax rate applicable to Canadian corporations. Distributions paid by a SIFT as returns of capital will not be subject to this tax. The non-deductible distributions amount will also be taxed in the hands of the Unitholder as though it were a taxable dividend from a taxable Canadian corporation, which dividend

will be eligible for the proposed enhanced dividend gross-up and tax credit where paid to an individual resident in Canada.

The bill is contemplated to apply to trusts whose units or other securities were listed, or traded, on a stock exchange or other public markets before November 1, 2006 ("Existing Trusts") (other than Existing Trusts that qualify for the REIT Exception as described below) commencing with taxation years ending in or after 2011. However, at the time of the announcement of the bill, the Minister of Finance indicated that there will be circumstances where an Existing Trust may lose its transitional relief, including where the Existing Trust undergoes "undue expansion".

The new taxation regime will not apply to certain Existing Trusts that qualify as real estate investment trusts or "REITs" (the "REIT Exception"). To qualify for the REIT Exception in a particular taxation year, (i) the REIT must not, at any time in the taxation year, hold any "non-portfolio property" (other than "qualified REIT properties"), (ii) not less than 95% of the REIT's revenues for the taxation year must be certain revenue from properties and taxable capital gains from the dispositions of "real or immovable properties", (iii) not less than 75% of the REIT's revenue for the taxation year must be derived from real or immovable properties situated in Canada, mortgages on, or taxable capital gains from the disposition of, "real or immovable properties" situated in Canada, and (iv) the REIT must, throughout the taxation year, hold "real or immovable properties" situated in Canada, cash and debt or other obligations of governments in Canada with a total fair market value that is not less than 75% of the REIT's equity value.

The bill contains a rule to accommodate the situation where a REIT holds some or all of its Canadian real or immoveable properties through intermediate entities.

Unless the REIT Exception is applicable to Primaris, the bill could, commencing in 2011, impact the level of cash distributions that would otherwise be made by Primaris and the taxation of such distributions to holders of units. The bill may not fully accommodate the current business structures used by many Canadian REITs and contain a number of technical tests that many Canadian REITs, including Primaris, may find difficult to satisfy. The Minister of Finance's stated intention is to exempt REITs from taxation as SIFTs in recognition of "the unique history and role of collective real estate investment vehicles".

Accordingly, it is possible that changes, or clarifications, to these technical tests will be made prior to their enactment in order to accommodate some or all of the existing Canadian REITs, including Primaris. Alternatively, if the bill is not changed, or clarified, then existing Canadian REITs, including Primaris, may need to restructure their affairs in order to limit the application of the bill.

The likely effect of the bill on the market for REIT units, including units of Primaris, and on the ability of REITs, including Primaris, to finance future acquisitions through the issue of units or other securities, is unclear. It is possible that the bill will undergo changes before it is enacted, although no assurances can be given regarding the nature of any such changes. Accordingly, it is not currently possible to predict whether the bill as ultimately enacted will have an adverse effect on Primaris.

Controls and Procedures

The REIT's management, with participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting as defined in the Canadian Securities' Administrators' Multilateral Instrument 52-109.

There were no changes in internal control over financial reporting during the first quarter of 2007 that have materially affected or are reasonably likely to materially affect the REIT's internal control over financial reporting.

The REIT's management, including the Chief Executive Officer and Chief Financial Officer, does not expect its disclosure controls and procedures or internal controls over financial reporting will prevent or detect all misstatements due to error or fraud. Due to the inherent limitations in all control systems, an evaluation of controls and their design provides only reasonable and not absolute assurance that all control issues and instances of fraud or error have been detected. The REIT is continually evolving and enhancing its systems of controls and procedures.

Outlook

The REIT has the capital to continue its active acquisition and development programs, as well as to undertake new redevelopment programs at several of its assets, both activities that are consistent with the REIT's overall objectives. The property market remains active and is very competitive[5].

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[5] *These comments are based on various assumptions and are subject to various risks. See "Forward-Looking Information" on page1*

Interim Consolidated Financial Statements of

PRIMARIS RETAIL REAL ESTATE INVESTMENT TRUST

Three months ended March 31, 2007 and 2006
(Unaudited)

PRIMARIS RETAIL REAL ESTATE INVESTMENT TRUST

Interim Consolidated Balance Sheets
(In thousands of dollars)

	March 31, 2007	December 31, 2006
	(Unaudited)	
Assets		
Income-producing properties (note 3)	$ 1,227,097	$ 1,220,618
Deferred costs (note 4)	34,016	37,432
Rents receivable	6,243	5,115
Other assets and receivables (note 5)	43,030	39,700
Cash and cash equivalents	63,909	99,328
	$ 1,374,295	$ 1,402,193
Liabilities and Unitholders' Equity		
Liabilities:		
Mortgages payable (note 7)	$ 712,183	$ 718,119
Convertible debentures (note 8)	8,117	8,955
Accounts payable and other liabilities (note 10)	34,014	47,680
Distribution payable	5,748	5,739
	760,062	780,493
Unitholders' equity	614,233	621,700
Commitments and contingencies (note 19)		
	$ 1,374,295	$ 1,402,193

See accompanying notes to interim consolidated financial statements.

PRIMARIS RETAIL REAL ESTATE INVESTMENT TRUST

Interim Consolidated Statements of Income
(In thousands of dollars, except per unit amounts)

Three months ended March 31, 2007 and 2006
(Unaudited)

	2007	2006
Revenue:		
Base rent	$ 33,093	$ 28,611
Recoveries from tenants	19,558	16,976
Percentage rent	725	712
Parking	1,404	1,137
Interest and other	1,532	1,091
	56,312	48,527
Expenses:		
Property operating	13,788	11,821
Property taxes	10,275	9,146
Depreciation	15,347	13,412
Amortization	974	364
Interest (note 13)	10,125	8,739
Ground rent	290	309
General and administrative	1,783	1,227
	52,582	45,018
Net income	$ 3,730	$ 3,509
Basic and fully diluted net income per unit (note 11(c))	$ 0.064	$ 0.069

Interim Consolidated Statements of Comprehensive Income
(In thousands of dollars)

Three months ended March 31, 2007 and 2006
(Unaudited)

	2007	2006
Comprehensive income:		
Net income	$ 3,730	$ 3,509
Amortization of deferred gain on cash flow hedges	64	–
Comprehensive income	$ 3,794	$ 3,509

See accompanying notes to interim consolidated financial statements.

PRIMARIS RETAIL REAL ESTATE INVESTMENT TRUST

Interim Consolidated Statements of Unitholders' Equity
(In thousands of dollars)

Three months ended March 31, 2007 and 2006
(Unaudited)

	Amount of units issued in $	Net income	Distributions	Equity component of convertible debentures	Accumulated other comprehensive income	2007 Total	2006 Total
Unitholders' equity, beginning of period	$ 702,509	$ 63,924	$ (144,957)	$ 224	$ –	$ 621,700	$ 533,223
Opening adjustment (note 1(b))	–	137	–	–	3,134	3,271	–
Net income	–	3,730	–	–	–	3,730	3,509
Comprehensive income	–	–	–	–	(64)	(64)	–
Distributions	–	–	(17,237)	–	–	(17,237)	(14,439)
Issuance of units under distribution reinvestment plan	661	–	–	–	–	661	503
Issuance of units under asset management agreement	1,598	–	–	–	–	1,598	1,328
Conversion of convertible debentures to units, net of costs	589	–	–	(15)	–	574	5,217
Unitholders' equity, end of period	$ 705,357	$ 67,791	$ (162,194)	$ 209	$ 3,070	$ 614,233	$ 529,341

See accompanying notes to interim consolidated financial statements.

PRIMARIS RETAIL REAL ESTATE INVESTMENT TRUST

Interim Consolidated Statements of Cash Flows
(In thousands of dollars)

Three months ended March 31, 2007 and 2006
(Unaudited)

	2007	2006
Cash provided by (used in):		
Operations:		
Net income	$ 3,730	$ 3,509
Items not involving cash:		
Depreciation	15,347	13,412
Amortization of deferred leasing commissions and tenant improvements	974	364
Accretion of convertible debt liability	15	(6)
Amortization of acquired deferred recoverable operating costs	168	165
	20,234	17,444
Change in non-cash operating items:		
Amortization of above- and below-market leases	(196)	16
Deferred leasing commissions	(271)	(432)
Tenant inducements	(1,020)	–
Amortization of tenant inducements	28	–
Deferred recoverable operating costs	(250)	(63)
Amortization of deferred recoverable operating costs	485	376
Deferred financing costs	(38)	(34)
Amortization of deferred financing costs	144	230
Other non-cash operating items (note 14)	(13,768)	(9,002)
	5,348	8,535
Financing:		
Issuance of units, net of issue costs	661	503
Mortgage principal repayments	(3,406)	(3,222)
Proceeds of new mortgage financing	6,000	–
Discharge of mortgage	(4,187)	–
Distributions to unitholders	(17,228)	(14,391)
	(18,160)	(17,110)
Investments:		
Acquisition of income-producing property (note 2)	(19,212)	–
Additions to land, buildings and building improvements	(2,489)	(1,358)
Additions to tenant improvements	(906)	(738)
	(22,607)	(2,096)
Decrease in cash and cash equivalents	(35,419)	(10,671)
Cash and cash equivalents, beginning of period	99,328	62,872
Cash and cash equivalents, end of period	$ 63,909	$ 52,201
Supplemental cash flow information:		
Interest paid	$ 10,739	$ 9,337
Supplemental disclosure of non-cash operating and financing activities:		
Value of units issued under asset management agreement	1,598	1,328
Value of units issued upon conversion of convertible debentures	608	5,545
Deferred financing costs transferred to equity upon conversion of convertible debentures	25	230
Deferred financing accumulated amortization transferred to equity upon conversion of convertible debentures	(6)	(38)

See accompanying notes to interim consolidated financial statements.

(In thousands of dollars, except per unit amounts)

Primaris Retail Real Estate Investment Trust (the "REIT") is an unincorporated open-ended real estate investment trust created pursuant to the Declaration of Trust dated March 28, 2003 as amended and restated. The REIT commenced operations on July 17, 2003.

1. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the REIT and its wholly owned subsidiaries.

The REIT accounted for its interest in a co-ownership, entered into in June 2005, by the proportionate consolidation method and, accordingly, these consolidated financial statements included the REIT's share of the assets, liabilities, revenue and expenses of the co-ownership for the period until the REIT purchased the remaining co-ownership interest on November 30, 2006 and December 1, 2006.

(b) Changes in accounting policies:

The CICA has issued three new standards: Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 3865, Hedges, and Handbook Section 1530, Comprehensive Income, which were adopted by the REIT on January 1, 2007. In accordance with the transitional provisions of the respective standards, prior periods have not been restated and the effects of adopting this standard were recorded as an adjustment to the opening balance of consolidated unitholders' equity.

1. Significant accounting policies (continued):

(i) Financial Instruments - Recognition and Measurement:

This standard provides guidance on recognizing financial instruments and non-financial derivatives on the consolidated balance sheets. The standard also specifies how financial instrument gains and losses are presented. Under this standard, all financial instruments are classified as one of: (a) held-to-maturity; (b) loans and receivables; (c) held-for-trading; (d) available-for-sale or (e) other liabilities. Financial assets and liabilities held for trading are measured at fair value with gains and losses recognized in net income. Financial instruments classified as held to maturity, loans and receivables and other liabilities are measured at amortized cost. Available-for-sale financial instruments are measured at fair value, with unrealized gains and losses recognized in comprehensive income.

Upon adoption of this new standard, the REIT designated its cash and cash equivalents as held-for-trading; accounts receivable, loan payment subsidy and escrow funds as loans and receivables; and mortgages payable, convertible debentures, accounts payable and other liabilities and distributions payable as other liabilities. The REIT has neither available-for-sale, nor held-to-maturity instruments.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

All derivative instruments, including embedded derivatives, are recorded in the consolidated statements of income at fair value unless exempted from derivative treatment as normal purchase and/or normal sale. The REIT has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003.

(ii) Comprehensive Income:

This standard requires a new component of unitholders' equity, comprehensive income, to be included in the REIT's consolidated financial statements. In addition, the standard requires a statement of comprehensive income, which the REIT has presented as an addition to the statement of income. The major components of the statements of comprehensive income may include items such as unrealized gains and losses on financial assets classified as available-for-sale, deferred gains or losses arising from the settlement of historic cash flow hedging transactions and changes in the fair value of the effective position of cash flow hedging instruments.

1. Significant accounting policies (continued):

(iii) Hedges:

In a fair value hedge, the change in fair value of the hedging derivative will be offset in the consolidated statements of income and comprehensive income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative, to the extent effective, is recorded in other comprehensive income until the asset or liability being hedged affects the consolidated statements of income and comprehensive income, at which time, the related change in fair value of the derivative be recorded in the consolidated statements of income and comprehensive income. Any hedge ineffectiveness will be recorded in the consolidated statements of income and comprehensive income.

The impact of these changes in accounting policies were:

- To reclassify the previously deferred gains of $3,134 on settled cash-flow hedges from accounts payable and accrued liabilities to opening accumulated other comprehensive income. The related amortization of the deferred gains has been included in comprehensive income.

- To change the method of amortization of the deferred financing costs to the effective interest rate method from straight-line, which increased opening retained earnings and decreased accumulated amortization by $137; and to classify deferred financing costs net against the relevant host contract within the liability portion of the consolidated balance sheet.

(iv) Convertible and Other Debt Instruments with Embedded Derivatives:

In addition, Emerging Issues Committee ("EIC") 164, Convertible and Other Debt Instruments with Embedded Derivatives issued by the EIC of the Accounting Standards Board on March 5, 2007, was adopted early by the REIT on January 1, 2007. This abstract addressed various issues surrounding the recognition, classification and presentation of convertible debentures. There was no impact on the interim consolidated financial statements as a result of the adoption of this abstract.

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1. Significant accounting policies (continued):

(c) Income-producing properties:

Income-producing properties include land, buildings and building improvements, acquired leasing costs and tenant improvements.

Income-producing properties are carried at cost less accumulated depreciation and amortization. If events or circumstances indicate that the carrying value of an income-producing property may be impaired, a recoverability analysis is performed based upon estimated undiscounted cash flows to be generated from the income-producing property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the income-producing property is written down to estimated fair value and an impairment loss is recognized.

Building under development, when applicable, consists mainly of costs incurred for redevelopment or expansion of properties. Costs capitalized include construction costs, real estate taxes, development fees and interest costs. Net operating income of a development project is capitalized to the property until it is substantially complete.

Depreciation of buildings is determined on a straight-line basis over the estimated useful lives of the assets, but not exceeding 40 years, from the time of acquisition.

Building improvements are depreciated on a straight-line basis over the term of their estimated useful lives of up to 10 years.

(d) Deferred costs:

Leasing commissions are deferred and amortized on a straight-line basis over the term of the related lease.

Payments to tenants under lease obligations are characterized as either tenant improvements owned by the landlord or tenant inducements. When the obligation is determined to be tenant improvements owned by the REIT, the REIT is considered to have acquired an asset. If the REIT determines that for accounting purposes it is not the owner of the tenant improvements, then the obligations under the lease are treated as tenant inducements which reduce revenue. Tenant improvements and tenant inducements are amortized on a straight-line basis over the term of the lease.

1. Significant accounting policies (continued):

Financing costs are deferred and amortized using the effective interest rate over the anticipated life of the related debt (note 1(b)(i)).

Deferred recoverable operating costs are deferred and amortized over terms appropriate to the expenditure.

(e) Intangible assets and liabilities:

Acquired intangible assets and liabilities are initially recognized and measured at cost. The cost of the intangible assets is allocated to the individual assets acquired based on management estimates.

Intangible assets and liabilities are depreciated or amortized using the straight-line method over the term of the related underlying lease and non-cancellable renewal periods, where applicable. The amortization of in-place leasing costs and tenant improvements is classified as depreciation expense. The amortization of above- and below-market leases is classified as base rent.

Intangible assets and liabilities are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment loss recognized is recorded to the related depreciation or amortization accounts.

(f) Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments with initial maturity dates of less than 90 days or that can be converted to cash.

(g) Revenue recognition:

Revenue from income-producing properties includes rent earned from tenants under lease agreements, percentage rent, realty tax and operating costs recoveries, and other incidental income, and is recognized as revenue over the term of the underlying leases. All rent steps in lease agreements are accounted for on a straight-line basis over the term of the respective leases. Percentage rent is not recognized until a tenant's actual sales reach the annual sales threshold as set out in the tenant's lease.

1. Significant accounting policies (continued):

(h) Hedging:

The REIT formally documents relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This includes linking instruments to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or anticipated transactions.

The instruments that are used in hedging transactions are formally assessed both at the inception of a transaction and on an ongoing basis as to whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items (note 1(b)(iii)).

(i) Income taxes:

The REIT is an unincorporated open-ended investment trust created by a Declaration of Trust. The REIT is taxed as a "Mutual Fund Trust" for income tax purposes. Pursuant to the terms of the Declaration of Trust, the REIT intends to make distributions not less than the amount necessary to ensure that the REIT will not be liable to pay income taxes (note 16).

(j) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from those estimates.

(In thousands of dollars, except per unit amounts)

2. Acquisition:

During the three months ended March 31, 2007, the REIT completed the purchase of one property in Toronto, Ontario (note 18(d)). The acquisition has been accounted for by the purchase method with the results of operations included in these consolidated financial statements from the date of acquisition. The net assets acquired were as follows:

Land	$ 15,167
Buildings	3,314
In-place leasing costs and tenant improvements	856
Above-market rent leases	30
Other assets	4
Below-market rent leases	(8)
Other liabilities	(151)
Purchase price paid in cash (after acquisition costs of $358)	$ 19,212

3. Income-producing properties:

March 31, 2007 (Unaudited)	Cost	Accumulated depreciation and amortization	Net book value
Land	$ 242,750	$ –	$ 242,750
Buildings	905,594	55,140	850,454
Building improvements	26,539	6,723	19,816
In-place leasing costs and tenant improvements	169,029	54,952	114,077
	$ 1,343,912	$ 116,815	$ 1,227,097

(In thousands of dollars, except per unit amounts)

3. Income-producing properties (continued):

December 31, 2006	Cost	Accumulated depreciation and amortization	Net book value
Land	$ 227,602	$ –	$ 227,602
Buildings	900,311	49,447	850,864
Building improvements	26,000	6,007	19,993
In-place leasing costs and tenant improvements	169,024	46,865	122,159
	$ 1,322,937	$ 102,319	$ 1,220,618

4. Deferred costs:

March 31, 2007 (Unaudited)	Cost	Accumulated amortization	Net book value
Deferred leasing commissions	$ 3,746	$ 744	$ 3,002
Tenant improvements	22,248	3,177	19,071
Tenant inducements	1,020	28	992
Deferred recoverable operating costs	17,731	6,780	10,951
	$ 44,745	$ 10,729	$ 34,016

December 31, 2006	Cost	Accumulated amortization	Net book value
Deferred leasing commissions	$ 3,475	$ 618	$ 2,857
Tenant improvements	21,334	2,321	19,013
Tenant inducements	–	–	–
Deferred recoverable operating costs	17,481	6,127	11,354
Deferred financing costs (note 1(b))	5,526	1,318	4,208
	$ 47,816	$ 10,384	$ 37,432

(In thousands of dollars, except per unit amounts)

5. Other assets and receivables:

	March 31, 2007	December 31, 2006
	(Unaudited)	
Loan payment subsidy (note 7)	$ 2,154	$ 2,220
Straight-line rents	5,490	5,038
Above-market rent leases, net of accumulated amortization of $3,308 (December 31, 2006 - $3,006)	2,723	2,995
Escrow funds	22,100	22,100
Other assets	10,563	7,347
	$ 43,030	$ 39,700

The escrow funds relate to the redevelopment of Orchard Park and will be released when certain construction, leasing and debt service thresholds are met.

The loan payment subsidy is receivable as follows:

	(Unaudited)
2007 remainder	$ 204
2008	286
2009	304
2010	324
2011	1,036
	$ 2,154

(In thousands of dollars, except per unit amounts)

6. Intangible assets and liabilities:

The following intangible assets and liabilities have been included in these interim consolidated financial statements as indicated below:

	Net book value		Depreciation and amortization expense	
	March 31, 2007	December 31, 2006	March 31, 2007	March 31, 2006
	(Unaudited)		(Unaudited)	
In-place leasing costs and tenant improvements (note 3)	$ 114,077	$ 122,159	$ 8,938	$ 7,884
Above-market rent leases (note 5)	2,723	2,995	302	495
Below-market rent leases (note 10)	6,910	7,400	498	479

7. Mortgages payable:

Mortgages payable are secured by income-producing properties and, in many cases, by corporate guarantees and bear interest at fixed rates ranging between 5.08% and 7.45% (December 31, 2006 - 5.08% and 7.45%). The REIT assumed two mortgages payable as part of the initial public offering and obtained a loan payment subsidy from the vendor as the assumed mortgages bear interest at above-market rates. After giving effect to the one remaining subsidy, the mortgages bear interest at fixed rates ranging between 5.08% and 7.45% (December 31, 2006 - 5.08% and 7.45%). The weighted average interest rate for the mortgages payable, excluding the deferred financing costs, is 5.60% (December 31, 2006 - 5.59%). Mortgages payable mature at various dates between 2008 and 2021.

	March 31, 2007	December 31, 2006
	(Unaudited)	
Mortgages payable	$ 706,959	$ 708,552
Mark to market adjustment	9,184	9,567
Deferred financing costs, net of accumulated amortization of $1,188	(3,960)	–
	$ 712,183	$ 718,119

(In thousands of dollars, except per unit amounts)

7. Mortgages payable (continued):

Future payments on the mortgages payable are as follows:

	(Unaudited)
2007 remainder	$ 10,544
2008	76,513
2009	17,579
2010	14,590
2011	51,770
Thereafter	535,963
	$ 706,959

8. Convertible debentures:

On June 28, 2004, the REIT completed a public offering of 50,000 6.75% convertible, unsecured subordinated debentures at a price of $1 per debenture for gross proceeds of $50,000. The debentures mature on June 30, 2014 and interest is paid semi-annually on June 30 and December 31. The debentures are convertible at the unitholder's option into fully paid, non-assessable and freely tradeable units at: (i) any time prior to the maturity date and (ii) the business day immediately preceding the date specified by the REIT for redemption of the debentures, at a conversion price of $12.25 per unit. The debentures may not be redeemed by the REIT on or before June 30, 2008. Thereafter, but prior to June 30, 2010, the debentures may be redeemed, in whole or in part, only if the current market price of a unit is at least 125% of the conversion price. On or after June 30, 2010 and prior to the maturity date, the debentures may be redeemed by the REIT, in whole or in part, at a price equal to the principal amount plus accrued interest.

During the period ended March 31, 2007, holders of $608 (March 31, 2006 - $5,545) of convertible debentures at face value exercised their option to convert to units. Of the $608 (March 31, 2006 - $5,545), $15 (March 31, 2006 - $136) was recorded as a reduction to the original equity component and $593 (March 31, 2006 - $5,409) was recorded as a reduction to the debt component; this ratio is consistent with the original equity and debt ratio. A total of 49,628 (March 31, 2006 - 452,641) units were issued on conversion. As at March 31, 2007, the face value of the debentures outstanding was $8,538 (December 31, 2006 - $9,146).

Included in the convertible debenture balance are deferred financing costs of $260, which is net of accumulated amortization of $95 (note 1(b)).

(In thousands of dollars, except per unit amounts)

9. Bank indebtedness:

The REIT has an operating line of $90,000 which expires on July 31, 2008. The operating line is secured by fixed charges on certain properties and a corporate guarantee. Draws on the operating line are subject to certain conditions; interest is at prime rate, or at the option of the REIT, at bankers' acceptance rates, plus applicable premiums. As at March 31, 2007 and December 31, 2006, no amount was drawn on the operating line.

10. Accounts payable and other liabilities:

	March 31, 2007	December 31, 2006
	(Unaudited)	
Accounts payable and accrued liabilities	$ 25,148	$ 38,648
Tenant deposits	1,709	1,159
Deferred revenue	247	473
Below-market rent leases, net of accumulated amortization of $3,594 (December 31, 2006 - $3,096)	6,910	7,400
	$ 34,014	$ 47,680

11. Unitholders' equity:

The REIT is authorized to issue an unlimited number of units. Each unit represents a single vote at any meeting of unitholders and entitles the unitholder to receive a pro rata share of all distributions. The unitholders have the right to require the REIT to redeem their units on demand. Upon receipt of the redemption notice by the REIT, all rights to and under the units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per unit ("Redemption Price") as determined by a market formula. The Redemption Price will be paid in accordance with the conditions provided for in the Declaration of Trust.

The REIT's unitholders' equity is represented by two categories of equity: trust units of the REIT and exchangeable units of subsidiaries of the REIT. As at March 31, 2007, there were 2,508,261 exchangeable units issued and outstanding by subsidiaries of the REIT with a stated value of $36,906 (December 31, 2006 - 2,508,261 units with a stated value of $36,906). These exchangeable units are economically equivalent to trust units and are entitled only to receive distributions equal to those provided to holders of trust units. As a result, the unitholders' equity includes the issued and outstanding units of the REIT and the exchangeable units of subsidiaries of the REIT.

(In thousands of dollars, except per unit amounts)

11. Unitholders' equity (continued):

The REIT's trustees have discretion in declaring distributions. The REIT has a policy to distribute during the year at least the taxable income of the REIT for the year. In addition, the REIT has a policy to distribute a percentage of its distributable income.

(a) Units outstanding:

	March 31, 2007		March 31, 2006	
	Units	Amount	Units	Amount
		(Unaudited)		
Balance, beginning of period	58,323,578	$ 702,509	50,375,956	$ 566,780
Issuance of units under the distribution reinvestment plan (note 11(b))	33,063	661	30,478	503
Other (note 18(a))	85,474	1,598	81,068	1,328
Conversion of debentures (note 8)	49,628	589	452,641	5,353
Balance, end of period	58,491,743	$ 705,357	50,940,143	$ 573,964

(b) Distribution reinvestment plan:

The REIT has a distribution reinvestment plan that allows unitholders to use the monthly cash distributions paid on their existing units to purchase additional units directly from the REIT. Unitholders who elect to participate in the distribution reinvestment plan will receive a further distribution, payable in units, equal in value to 3% of each cash distribution.

(c) Per unit calculations:

Per unit information is calculated based on the weighted average number of units outstanding (including the exchangeable units) for the period ended March 31, 2007 of 58,382,528 units (March 31, 2006 - 50,527,090 units). The weighted average of fully diluted units for the period ended March 31, 2007 is 59,109,252 (March 31, 2006 - 52,141,865). The convertible debentures are currently anti-dilutive to net income; therefore, fully diluted net income per unit is the same as basic net income per unit.

(In thousands of dollars, except per unit amounts)

12. Investment in co-ownership:

During 2005, the REIT entered into an agreement to establish a co-ownership, of which the REIT had a 50% interest. During 2006, the REIT purchased the remaining 50% co-ownership interest and, therefore, there were no co-ownership assets or liabilities as at December 31, 2006. During the period ended March 31, 2007, the revenue from the co-ownership was nil (March 31, 2006 - $1,136) and expenses were nil (March 31, 2006 - $1,027).

13. Interest expense:

	March 31, 2007	March 31, 2006
	(Unaudited)	
Mortgages payable	$ 9,753	$ 8,103
Convertible debentures	162	314
Bank indebtedness	66	92
Amortization of deferred financing costs	144	230
	$ 10,125	$ 8,739

14. Change in other non-cash operating items:

	March 31, 2007	March 31, 2006
	(Unaudited)	
Rents receivable	$ (1,128)	$ (145)
Other assets and receivables (excluding above-market rent leases)	(3,598)	(5,953)
Accounts payable and other liabilities (excluding below-market rent leases)	(8,659)	(2,203)
Mortgage premium	(383)	(701)
	$ (13,768)	$ (9,002)

15. Segment disclosure:

Substantially all of the REIT's assets are in, and its revenue is derived from, the Canadian real estate industry segment. No single tenant accounts for more than 5.9% of the REIT's base rent.

(In thousands of dollars, except per unit amounts)

16. Income taxes:

The REIT currently qualifies as a Mutual Fund Trust for Canadian income tax purposes and, as discussed in note 1, does not record a provision for income taxes on income earned by the Trust, its subsidiary trust and flow-through entities. On March 29, 2007, the federal government tabled a bill in the House of Commons to implement a new tax on distributions from publicly listed or traded trusts and partnerships referred to as "specified investment flow-throughs" ("SIFT").

Under the bill, certain distributions from a SIFT trust or partnership will no longer be deductible in computing a SIFT's taxable income, and a SIFT will be subject to tax on such distributions at a rate that is substantially equivalent to the general tax rate applicable to a Canadian corporation. However, the bill provides that distributions paid by a SIFT as returns of capital will not be subject to the tax.

The bill provides that a SIFT which was publicly listed before November 1, 2006 (an "Existing Trust") would become subject to the tax on distributions commencing with the 2011 taxation year end. However, an Existing Trust may become subject to this tax prior to the 2011 taxation year end if its equity capital increases beyond certain limits measured against the market capitalization of the Existing Trust at the close of trading on October 31, 2006.

Under the bill, the new taxation regime will not apply to a real estate investment trust that meets certain conditions relating to the nature of its income and investments (the "REIT Conditions"). Unless an Existing Trust is able to meet all the REIT Conditions, the bill, if enacted, would subject an Existing Trust to tax commencing in 2011, which would adversely impact the level of cash otherwise available for distribution.

As the bill is currently drafted, the REIT does not meet the REIT Conditions which contain a number of technical provisions that do not fully accommodate common real estate properties and business structures. If the bill is enacted as currently drafted, the REIT would become subject to tax on certain income and, at the date of substantive enactment, the REIT would record future income tax liabilities in respect of accounting and tax basis differences that are expected to reverse in or after 2011, with a corresponding charge to consolidated earnings for the period.

16. Income taxes (continued):

It is possible that changes or clarifications will be made to the bill prior to its enactment. If the bill is not changed or clarified, the REIT may be able to restructure its affairs in order to minimize, or if possible eliminate, the impact of the bill. There can be no assurances, however, that changes will be made to the bill or that the REIT would be able to restructure such that the REIT would not be subject to the tax contemplated by the bill.

17. Risk management and fair values:

(a) Risk management:

In the normal course of business, the REIT is exposed to a number of risks that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(i) Interest rate risk:

Floating rate debt is restricted to the REIT's revolving credit facility. The REIT structures its fixed rate financing so as to stagger the maturities of its mortgages, thereby minimizing exposure to future interest rate fluctuation.

(ii) Credit risk:

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The REIT attempts to mitigate the risk of credit loss by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Thorough credit assessments are conducted in respect of all new leasing.

(b) Fair values:

The fair values of the REIT's financial assets and financial liabilities, except as noted, approximate their recorded values due to their short-term nature.

(In thousands of dollars, except per unit amounts)

17. Risk management and fair values (continued):

The fair values of the REIT's mortgages payable are estimated to be $724,924 (December 31, 2006 - $728,293) at March 31, 2007, due to changes in interest rates since the dates on which the individual mortgages were assumed or financed. The fair values have been estimated based on the current market rates for debts with similar terms and conditions. The fair values of the convertible debentures are estimated to be $13,663 (December 31, 2006 - $13,993) at March 31, 2007 due to changes in the trading price of the convertible debentures.

18. Related party transactions:

(a) The REIT has retained an entity in which a unitholder has an ownership interest to provide advisory, asset management, development and administration services to the REIT. The agreement expires in July 2008.

	March 31, 2007	March 31, 2006
	(Unaudited)	
Asset management fee	$ 968	$ 764
Development fees	42	–
	$ 1,010	$ 764

Asset management fees are included in general and administrative expenses and development fees are included in income-producing properties. The REIT has also reimbursed the asset manager for $30 of general and administrative costs during the period ended March 31, 2007 (March 31, 2006 - $50).

Of these fees, $1,073 is included in accounts payable and other liabilities at March 31, 2007 (December 31, 2006 - $2,350). During the period ended March 31, 2007, the REIT issued $1,598 of units in partial payment of asset management fees (March 31, 2006 - $1,328).

(In thousands of dollars, except per unit amounts)

18. Related party transactions (continued):

(b) The REIT has retained an entity in which a unitholder has an ownership interest to provide property management and leasing services to the REIT. The agreement expires in July 2008.

	March 31, 2007	March 31, 2006
	(Unaudited)	
Property management fees	$ 1,247	$ 1,131
Leasing fees	228	392
	$ 1,475	$ 1,523

Property management fees are included in property operating expenses and leasing fees are included in deferred costs.

Of these fees, $207 is included in accounts payable and other liabilities at March 31, 2007 (December 31, 2006 - $142). The REIT has also reimbursed the property manager for certain property operating costs.

(c) The REIT has one loan payment subsidy at March 31, 2007 (March 31, 2006 - two loan payment subsidies) with an entity in which a unitholder has an ownership interest.

	March 31, 2007	March 31, 2006
	(Unaudited)	
Loan payment subsidies	$ 33	$ 53

The loan payment subsidies are included in interest expense.

(d) The agreement of purchase and sale for the acquisition (note 2) was assigned to the REIT by a trustee of the REIT. No consideration was paid to the trustee for this assignment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(In thousands of dollars, except per unit amounts)

19. Commitments and contingencies:

(a) Under the terms of a memorandum of agreement dated June 7, 1971 between The City of Calgary and Oxford Properties Group Inc. ("OPGI") as assumed, assigned and amended from time to time, including without limiting the generality of the foregoing, by a development amending agreement between The City of Calgary, Marathon Realty Company Limited and The Cadillac Fairview Corporation Limited (the "Development Agreement"), OPGI is obligated to pay for certain roadway construction near Northland Village and such roadway construction obligation remains registered on title for this property. OPGI has fully indemnified the REIT in respect of this obligation. These obligations were assumed by OMERS Realty Corporation.

(b) The REIT has certain income-producing properties situated on leased land. Minimum lease payments are as follows:

2007 remainder	$ 881
2008	1,175
2009	1,175
2010	1,175
2011	1,248
Thereafter	46,925
	$ 52,579

(c) Under the terms of one of the ground leases that expires in 2056, the REIT may be required to restore the site to the state at the commencement of the ground lease. The REIT has recorded a potential discounted liability of $206.

(d) The REIT has issued letters of credit in the amount of $1,524.

(e) The REIT has entered into construction contracts for certain development work at properties totalling approximately $1,006.

(f) The REIT is involved in litigation and claims in relation to the income-producing properties that arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial statements.

20. Comparative figures:

Certain 2006 figures have been reclassified to conform with the financial statement presentation adopted in 2007.